Exhibit 12.1

Vion Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended December 31,
(In thousands)	2006	2005	2004	2003	2002
Earnings:
Loss before income taxes	($25,305)	($18,001)	($16,027)	($11,834)	($12,537)
Add: Fixed charges	19	25	21	20	21
Less: Capitalized interest	—	—	—	—	—
Earnings	($25,286)	($17,976)	($16,006)	($11,814)	($12,516)
Fixed Charges:
Estimated interest portion of rent expense	19	25	21	20	21
Interest expense	—	4	—	2	—
Total Fixed Charges	$19	$29	$21	$22	$21
Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $12.5 million in 2002, $11.8 million in 2003, $16.0 million in 2004, $18.0 million in 2005 and $25.3 million in 2006.